May 7, 2025

Nicholas Goodman
President and Chief Financial Officer
Brookfield Corporation
Brookfield Place
181 Bay Street, Suite 100
Toronto, Ontario, Canada M5J 2T3

        Re: Brookfield Corporation
            Form 40-F for the Fiscal Year Ended December 31, 2024
            File No. 001-15160
Dear Nicholas Goodman:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2024
Exhibit 99.2
Notes to the Consolidated Financial Statements
Note 3 Segmented Information, page 149

1. Reference is made to the table of reportable segment measures disclosed on page
       151. We note you disclose external and inter-segment/other revenue amounts by segment for fiscal years 2024 and 2023. Please tell us your consideration for disclosing other specified amounts pursuant to guidance outlined within paragraph 23 of IFRS 8.
 May 7, 2025
Page 2


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Long at 202-551-3765 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction